Exhibit 99.301

NEXTECH AR SOLUTIONS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

DATED: April 15, 2021

Management’s Discussion and Analysis

Unless the context requires otherwise, all references in this management’s discussion and analysis (the “MD&A”) to “NexTech”, “we”, “us”, “our” and the “Company” refer to NexTech AR Solutions Inc. and its subsidiaries as constituted on December 31, 2020. This MD&A has been prepared with an effective date of April 15, 2021.

This MD&A for the year ended December 31, 2020 should be read in conjunction with our annual audited consolidated financial statements for the year ended December 31, 2020. The financial information presented in this MD&A is derived from our interim financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward- looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and our future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements. See “Forward-Looking Statements”.

This MD&A includes trade-marks, such as “NexTech”, and “ARitize”, which are protected under applicable intellectual property laws and are the property of NexTech. Solely for convenience, our trade-marks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trade-marks and trade names. All other trade-marks used in this MD&A are the property of their respective owners.

All references to $ or dollar amounts in this MD&A are to Canadian currency unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com.

NON-IFRS MEASURES

This MD&A makes reference to certain non-IFRS measures such as “Total Bookings” and “Backlog”. These non-IFRS measures are not recognized, defined or standardized measures under IFRS. Our definition of Total Bookings and Backlog will likely differ from that used by other companies and therefore comparability may be limited.

Total Bookings: the total dollar value of technology services and license services included in contracts with our customers. ‘Value’ is the total revenue (recognizable or not) associated with each transaction, as opposed to the amount invoiced or recognized as revenue in the period. This information provides the user with information on the performance of our sales efforts in the period as there is a timing difference between when we close a deal and when it is ultimately ‘earned’ as defined in IFRS for revenue due to the term of our contracts and delivery timelines.

Backlog: the estimated unearned portion of technology services and license services in customer contracts that are in process and have not been completed as at the specified date. This includes billed and unbilled amounts within each contract. Since our revenue is recognized as earned, this will translate to total bookings to date less earned revenue recognized on the financial statements. This information provides the user with an estimate of the work expected to be completed and earned in the future at a given point in and is used by management to allocate resources to our revenue delivery team.

Total Bookings and Backlog should not be considered a substitute for or in isolation from measures prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with our annual audited consolidated financial statements for the year ended December 31, 2020. Readers should not place undue reliance on non-IFRS measures and should instead view them in conjunction with the most comparable IFRS financial measures. See the reconciliations to these IFRS measures in the “Reconciliation of Non-IFRS Measures” section of this MD&A.

Management’s Discussion and Analysis

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “seek”, “believe”, “potential”, “continue”, “is/are likely to” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Forward-looking statements are intended to assist readers in understanding management’s expectations as of the date of this MD&A and may not be suitable for other purposes. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	our expectations regarding our revenue, expenses and operations;
●	our anticipated cash needs and its needs for additional financing;
●	our plans for and timing of expansion of our solutions and services;
●	our future growth plans;
●	the acceptance by our customers and the marketplace of new technologies and solutions;
●	our ability to attract new customers and develop and maintain existing customers;
●	our ability to attract and retain personnel;
●	our expectations with respect to advancement in our technologies;
●	our competitive position and our expectations regarding competition;
●	regulatory developments and the regulatory environments in which we operate; and
●	anticipated trends and challenges in our business and the markets in which we operate; and
●	expected impact of COVID-19 on the Company’s future operations and performance.

Forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments and other factors we believe are appropriate. Expected future developments include growth in our target market, an increase in our revenue based on trends in customer behaviour, increasing sales and marketing expenses, research and development expenses and general and administrative expenses based on our business plans. Although we believe that the assumptions underlying the forward-looking statements are reasonable, they may prove to be incorrect.

Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including those set forth below under the heading “Risks and Uncertainties”. These risks and uncertainties could cause our actual results, performance, achievements and experience to differ materially from the future expectations expressed or implied by the forward-looking statements. In light of these risks and uncertainties, readers should not place undue reliance on forward-looking statements.

The forward-looking statements made in this MD&A relate only to events or information as of the date on which the statements are made in this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Readers should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

All of the forward-looking statements in this MD&A are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, NexTech.

Management’s Discussion and Analysis

RISKS AND UNCERTAINTIES

We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

●	If we are unable to attract new customers or sell additional products to our existing customers, our revenue growth and profitability will be adversely affected.
●	We encounter long sales cycles for technology services, particularly with our larger customers, which could have an adverse effect on the amount, timing and predictability of our revenue.
●	Downturns or upturns in new sales will not be immediately reflected in operating results and may be difficult to discern.
●	Our quarterly results of operations may fluctuate. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our share price to decline.
●	Our ability to retain customers and attract new customers could be adversely affected by an actual or perceived breach of security relating to customer information.
●	We have incurred operating losses in the past and may incur operating losses in the future.
●	If we are unable to develop new products and services, sell our solutions into new markets or further penetrate our existing markets, our revenue will not grow as expected.
●	Our inability to assess and adapt to rapid technological developments could impair our ability to remain competitive.
●	Downturns in general economic and market conditions and reductions in spending may reduce demand for our solutions, which could negatively affect our revenue, results of operations and cash flows.
●	Our ability to continue to sell our products through sales channels and marketplaces such as Amazon and eBay.
●	We are subject to fluctuations in currency exchange rates.
●	The markets in which we participate may become competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would reduce or impede the growth of our business.
●	If we fail to retain our key employees, our business would be harmed and we might not be able to implement our business plan successfully.
●	Our growth is dependent upon the continued development of our direct sales force.
●	If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.
●	Interruptions or delays in the services provided by third party data centers and/or internet service providers could impair the delivery of our solutions and our business could suffer.
●	The use of open source software in our products may expose us to additional risks and harm our intellectual property.
●	We may not receive significant revenue as a result of our current research and development efforts.
●	We may be subject to political situations that may affect the company’s ability to conduct cross-border operations.
●	Because our long-term success depends, in part, on our ability to continue to expand the sales of our solutions to customers located outside of North America, our business will be susceptible to risks associated with international operations.
●	Current and future accounting pronouncements and other financial reporting standards might negatively impact our financial results.
●	We are subject to taxation in various jurisdictions and the taxing authorities may disagree with our tax positions.
●	We are subject to risks and hazards, including operational accidents, changes in the regulatory environment and natural phenomena such as inclement weather, floods, and earthquakes. Such occurrences could result in damage to the Company’s property or facilities, equipment and personal injury.
●	The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies may have a conflict of interest.
●	If we fail to develop widespread brand awareness cost-effectively, our business may suffer.

Management’s Discussion and Analysis

●	Our strategy includes pursuing acquisitions and our potential inability to successfully integrate newly acquired companies or businesses may adversely affect our financial results.
●	The market price for our common shares may be volatile.
●	We may issue additional common shares in the future which may dilute our shareholders’ investments.
●	We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms.

These risks are described in further detail in the section entitled “Risk Factors” in our most recently filed Annual Information Form. Although the forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, these risks, uncertainties, assumptions and other factors could cause our actual results, performance, achievements and experience to differ materially from our expectations, future results, performances or achievements expressed or implied by the forward-looking statements. In light of these risks, uncertainties and assumptions, readers should not place undue reliance on forward-looking statements.

Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of our shares to decline. If any of the noted risks actually occur, our business may be harmed and our financial condition and results of operations may suffer significantly.

On March 3, 2020, COVID-19 was characterized as a pandemic by the World Health Organization. The spread of COVID-19 has significantly impacted the global economy. We are closely monitoring the effects and impact on our operations and financial performance; however, the extent of impact is difficult to fully predict at this time due to the rapid and ongoing evolution of this uncertain situation. We continue to conduct business with substantial modifications to employee travel, employee work locations and virtualization or cancellation of all sales and marketing events, along with substantially modified interactions with customers and suppliers, among other modifications. We will continue to actively monitor the impact of the COVID-19 pandemic on all aspects of our business and may take further actions that alter our business operations as may be required by governments, or that we determine are in the best interest of our employees, customers, partners, suppliers, and shareholders.

The COVID-19 pandemic helped our business as it has accelerated the wider adoption of our technology services and ecommerce product sales. We have been able to experience a higher demand and for more diverse technology offerings such as virtual events and higher education. With the closure of brick and mortar retail we also experience demand from our eCommerce product sales. It is uncertain and difficult to predict what the full potential effects the COVID-19 pandemic may have on our business including the effects on our customers and prospects, or our financial results and our ability to successfully execute our business strategies and initiatives.

OVERVIEW

NexTech is a provider of augmented reality (“AR”) solutions and operator of e-Commerce platforms. NexTech’s AR solutions business provides customers with critical functionality needed to provide three-dimensional (“3D”) AR immersive experiences as opposed to experiences in two dimensional formats. NexTech’s solutions have the potential to be used across many verticals and are currently being utilized in e-commerce, virtual events (events held in a digital format or physically in-person), learning and training, digital advertising and entertainment.

NexTech’s product and service offerings allow its customers to deliver photo-realistic, volumetric 3D AR at scale for mass adoption. With the Company’s ARitize360 application, NexTech further gives the ability to anyone with a smartphone to capture and create 3D objects.

NexTech also owns and operates the following three e-Commerce platforms through the Company’s wholly owned subsidiary AR Ecommerce LLC:

1.	vacuumcleanermarket.com (“VCM”): A vacuum cleaner retailer focused on high-end residential vacuums, supplies and parts, and small home appliances, which is operated through a retail location and online sales channels.

Management’s Discussion and Analysis

2.	infinitepetlife.com (“IPL”): A health food supplement for animals, which is operated through online sales channels.
3.	Trulyfesupplements.com (“TruLyfe”): A health supplement online store.

Product sales from the above e-Commerce platforms are a combination of direct sales, marketplaces and sales channels such as Amazon and eBay and VCM that charge a fee.

NexTech’s technology stack is best described as having multiple distinct parts. NexTech’s technology stack includes the following core elements:

ARitize360 App

The “ARitize360 App” is a mobile application available for Android and iOS devices that enables users to use their smart phone to scan a real-world object and transform it into a photo-realistic 3D model for use with the other components of NexTech’s technology.

ARitize™ App

The “ARitize™ App” is a mobile application that enables a user to view and experience AR content by running immersive, native AR experiences built and published using development tools designed for the popular game development software, Unity and hosted on the NexTech AR content delivery network for high-availability access across the world.

ARitize™ for eCommerce

“ARitize™ for eCommerce” is a component of the NexTech AR platform, and is an end-to-end AR platform. The ARitize™ for eCommerce tools give users the ability to embed a 3D model in a product page on an ecommerce website. This embedded experience, once rendered in a shopper’s browser, will provide a 3D model experience that a shopper can easily manipulate and explore. On a mobile browser, if the device contains the right set of sensor and access to them, the experience is rendered as an app-less AR visualization of the product.

AR 3D Ads

The Company’s AR 3D Ad unit is an HTML5 banner ad. HTML5 is the latest version of Hypertext Markup Language, the code that describes web pages. A banner ad is an advertisement displayed into a web page. The advertisement consists of an image and can be static or animated, depending on the technology used to make them. Banner ads are intended to generate traffic to a website by linking to it. The script for the AR 3D Ad unit is generated from the NexTech AR platform. The banner ad is available in all possible ad unit sizes (ideally best viewed in sizes large enough for a user to interact with the 3D asset in the banner). The AR 3D Ad unit leverages the Company’s ARitize™ for eCommerce technology as well as remotely hosted 3D assets on the NexTech content delivery network to provide a potentially more engaging ad unit. The AR 3D Ad unit allows users on mobile devices to pull the object in the ad off the screen and into their own environment using AR. This experience has been demonstrated to promote longer engagement time and interactivity with potential customers directly within the ad unit.

AR for Higher Education (formerly AR University)

The NexTech AR platform allows users to design, build and publish native AR experiences for delivery through a learning platform. These learning experiences provide students the opportunity to learn through pre-recorded AR learning objects on their smart phones, tablets and AR headsets.

Management’s Discussion and Analysis

IgniteX (formerly InfernoAR Platform)

The “InfernoAR Platform” is an AR enhanced virtual events platform that allows users to create events using a robust set of event types and tools. The tools allow event organizers to fully brand an experience for attendees from the registration email right down the follow up survey. Each view of the system is customizable and can be modified to suit the needs of any virtual event. An InfernoAR Platform virtual event is built using smaller events grouped together and arranged to suit the purpose. These are the building blocks; live streamed video sessions, on-demand video, AR enhanced video, collaborative meetings.

Next Level Ninjas

The “Next Level Ninjas Platform” is a software platform that allows customers to increase their brand momentum by matching products to product testers. The platform increases awareness of products and allows customers to increase accessibility of their products on various platforms.

AiR Show

The “AiR Show App” is a mobile, entertainment-based app designed to create a personalized AR concert experience. Users can watch performers as holograms in their own home and use the built-in camera features to take photos and videos to share on social media. The AiR Show App focuses on delivering an easy to use AR experience with high quality holograms and will soon allow in-app purchases to buy access to premium content.

MapX (formerly Map Dynamics)

“Map Dynamics” is a self-serve virtual events platform that allows organizers to create, host, and manage live events for over 100,000 attendees both online and in our branded native event application. The platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, and hybrid events.

SELECTED HIGHLIGHTS FOR THE YEAR

During the year ended December 31, 2020, and up to the date of this report the Company:

●	On January 22, 2020, NexTech released VRitize, a virtual reality product. VRitize enhances the Company’s product offerings and targets the virtual commerce (V-commerce) market. This product allows for customers to visit virtual stores while reducing marketing costs and returns. This product further leverages 3D assets already created by the Company for AR.
●	On February 4, 2020, NexTech launched 3D/AR-360 Advertising Platform, an end-to-end solution allowing NexTech to leverage its 3D asset creation into 3D/AR ads. This product targets advertisers and brands and allows them to create AR advertisements across all browsers and devices.
●	On April 30, 2020, the Company acquired all of issued and outstanding shares of common stock of Jolokia Corporation (“Jolokia”) in exchange for 1,000,000 Common Shares issued at a deemed price of US$1.00 per share of which 100,000 were issued to the Company and held in treasury for the repayment of liabilities assumed in the transaction. There is contingent consideration for additional share consideration if during the twelve month period from the closing date, the video learning experience platform developed by Jolokia known as the “Inferno Platform” has generated new bookings meeting certain gross revenue targets ranging from US$200,000 up to US$4,000,000.
●	On May 5, 2020, the Company extinguished the convertible debenture issued on July 19, 2019 by converting the remaining principal balance of $739,125 and accrued interest of $2,741 into 1,236,444 commons shares. The extinguishment was subject to a 15% cash prepayment penalty of $110,869. Of this extinguishment, the CEO Evan Gappelberg who is a related party was issued 1,167,852 commons shares for a total of $700,711 of principal and interest and a pre-penalty fee of $73,913.

Management’s Discussion and Analysis

●	On June 4, 2020, NexTech launched the ARitize360 App for download for iOS and Android. This technology makes 3D augmented reality creation accessible to everyone who owns a smartphone and for any product. This allows for 3D asset creation at scale which can be leveraged across our omni channel offerings including advertising and e-commerce.
●	On June 19, 2020, NexTech completed a private placement of 1,528,036 units of the Company at a price of $2.10 per unit for gross proceeds of $3,208,876. Each unit consisted of one NexTech Share and one-half of one transferrable common share purchase warrant of the Company. Each warrant is exercisable into one additional NexTech Share at a price of $3.00 per share for a period of two years, subject to accelerated expiry provisions.
●	On July 28, 2020, NexTech appointed Ori Inbar to the Board of Directors.
●	On August 20, 2020, the Company closed its marketed short form prospectus offering of 2,035,000 units at a price of $6.50 per unit for gross proceeds of $13,227,500 ($12,301,575 net of share issuance costs). Each unit is consisted of one Common Share and one-half of one common share purchase warrant of the Company. Each warrant is exercisable into one Common Share at a price of $8.00 for a period of two years, subject accelerated expiry provisions.
●	On August 25, 2020, NexTech appointed Eugen Winschel as chief operating officer of the Company.
●	On August 27, 2020, the Company acquired 100% of the assets of Next Level Ninjas LLC (“Next Level Ninjas”). Next Level Ninjas is a platform that matches buyers with focus groups to allow for brands to gain momentum in marketplaces. The total cash consideration of the acquisition was US$550,500.
●	On September 28, 2020, the Company acquired the AiR Show application (“AiR Show”). Air Show is an application which allows consumers to view and interact with a human holograms for applications such as virtual concerts, conferences, and other events. The fair value of consideration paid for the acquisition was US$300,000 consisting of US$150,000 of cash consideration and US$150,000 of the Company’s shares.
●	On October 2, 2020, NexTech appointed Dr. David Cramb to the Board, increasing the size of the Board to five members.
●	On November 30, 2020, NexTech acquired hybrid event management platform Map Dynamics (now, “MapX”) for $780,000 (US$600,000) in cash up front with a 12-month potential earn out of up to an additional $525,000 (US$400,000) in cash or the equivalent amount in Common Shares. Map Dynamic’s self-serve hybrid Virtual Events platform supports live video, chat, networking and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops and events.
●	On December 9, 2020, NexTech announced that it launched ARoom, a new collaborative video streaming solution with AI and AR enhancements, that integrates with its existing virtual experience platform and its ARitize software-as-a-service offerings.
●	On December 23, 2020, NexTech announced that it launched its Genie in a Bottle human hologram AR marketing platform and a new e-commerce store for its TruLyfe brand of human supplements.
●	On December 31, 2020, NexTech purchased approximately 69 Bitcoins for $2,546,035 in cash, which represented the fair value of the bitcoin as of this date. During the year ended December 31, 2020 the Company did not recognize any impairment losses on its bitcoin. On January 2, 2021 NexTech purchased an additional $2,550,200 (US$2,000,000) of Bitcoin, resulting in a total of $5,096,235 (US$4,000,000) of Bitcoin.
●	On January 4, 2021, NexTech announced that the NEO Exchange granted the final approval for the listing of its Common Shares. NexTech’s voluntary delisting of its Common Shares from the CSE was effective at the close of trading on January 4, 2021. On January 5, 2021, NexTech’s Common Shares began trading on the NEO Exchange under the symbol “NTAR”.
●	On January 20, 2021, NexTech’s Common Shares were relisted on the CSE under the symbol “NTAR”.
●	On January 21, 2021, NexTech sold its Bitcoin for a total of $5,312,538 (US$4,177,837) resulting in a gain of $216,303 (US$$177,837).
●	On February 19, 2021, the Company incorporated a subsidiary in Singapore, NexTech Asia, to establish a presence and pursue business opportunities in Asia. The subsidiary was legally incorporated in Singapore and is 100% owned by NexTech.
●	On April 8, 2021, the Company announced the closing of its short form prospectus offering. The Company issued 2,801,500 units of the Company at a price of $5.00 per unit and 100,000 warrants at a price of $0.5429 per warrant for gross proceeds of $14,061,790 ($12,844,837 net of share issuance costs). Each unit is comprised of one Common Share and one-half of one common share purchase warrant. Each warrant is exercisable into one Common Share at a price of $6.00 for a period of two years, subject accelerated expiry provisions.

Management’s Discussion and Analysis

SIGNIFICANT FACTORS AFFECTING RESULTS OF OPERATIONS

Our results of operations are influenced by a variety of factors, including:

Revenue

The Company generates revenue from the sale of renewable software licenses, technology services, and eCommerce products.

Renewable Software Licenses

The Company sells software licenses on a specified term basis, with customer held options for renewal. Recognition of revenue from the license of software is recognized at the time that the software has been made available to the customer and is recognized rateably over the term of the related agreement.

Technology Services

Revenue from contracts for virtual events and technology services, other than software licenses, is recognized on a percentage of completion basis once the customer has entered into an agreement with the Company. Services included in the fixed price contracts are not distinct and determinable, therefore the entire purchase price is allocated using percentage of completion.

eCommerce

Company sells products through its retail store and has e-commerce sales through its websites: vacuummcleanermarket.com, infinitepetlife.com, and trulyfesupplements.com. The Company also sells products through other sales channels and marketplaces where available. Revenue for these sales are recognized at a point in time in accordance with IFRS 15. Retail store sales are recognized at the point of sale, whereas e-commerce sales are recognized when the goods are shipped as this represents the point where the performance obligation is met. Revenue recognized excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

The Company generates revenue from the sale of home appliances, supplements and technology services using sales channels, e-Commerce Platforms and/or a physical retail store. A summary of how revenues are earned by the Company is set out below.

●	Sales Channels

Customers searching for specific products may encounter the Company’s products through a sales channel such as Amazon or Ebay. When an order is placed by the customer, the Company is notified and fulfills the order from it’s warehouse located in California. In certain cases, the Company may store products at a third party warehouse and pay a pick, pack and ship fee. The warehouse will then ship the products to the customer. The Company will receive consideration for the sale of the product less any costs once the product has been shipped. In addition, the Company will pay a marketplace fee to the sales channel. Revenue recognized from sales channels excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

●	e-Commerce Platforms

A customer searching for a product will visit one of the Company’s e-Commerce Platform direct websites. Once the customer places an order on the website, the Company receives a notification and then fulfills the product order from the Company’s warehouse located in California. The warehouse will then ship the products to the customer. The Company will receive revenue for the sale of the product less any costs once the product has been shipped. Revenue from the e-Commerce Platform recognized excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

Management’s Discussion and Analysis

●	Retail Store

Products can be purchased directly from the Company’s retail store in California. When a customer purchases the product at the retail store, the Company records revenue at the point of sale. Revenue recognized from the retail store excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final.

Cost of Sales

Cost of sales includes the expenses incurred to acquire the inventory for sale, including product costs, shipping costs as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required. Cost of sales also includes wages and salaries associated with the customer service and delivery teams, in relation to delivering virtual events to customers.

Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising. personnel and related costs for our sales, marketing, and select members of the management teams, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel and partner referral fees, partner programs support and training, investor relations and promotional marketing costs.

We plan to continue to invest in sales and marketing by expanding our domestic and international selling and marketing activities, building brand awareness, and sponsoring additional marketing events. We expect that in the future, selling and marketing expenses will continue to increase.

Research and development expenses

Research and development (“R&D”) expenses consist primarily of personnel and related costs for the teams responsible for the ongoing research, development and product management of our technology solutions as well as platform and maintenance costs.

We anticipate that spending on R&D will also be higher in absolute dollars as we expand our research and development and product management teams.

General and administrative expenses

General and administrative expenses consist primarily of personnel and related costs associated with administrative functions of the business including finance, human resources, operations, management, and internal information system support. It also includes shipping and warehouse costs, office and general costs, compliance, legal, accounting and other professional fees as well as equipment, repairs, and maintenance. We expect that, in the future, general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business and international expansion.

Foreign exchange

Our presentation and functional currency is Canadian dollar with the exception of our subsidiaries in the United States (US Dollar). We derive most of our revenue in USD. Our head office and a significant portion of our employees are located in Canada, and as such a portion of our expenses are incurred in Canadian dollars.

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

The following table sets forth a summary of selected annual information:

	Three months ended December 31,	Four months ended December 31,	Twelve months ended December 31,	Seven months ended December 31,	Twelve months ended May 31, 2019
	2020	2019	2020	2019	2019
Statement of Operations
Revenue	$7,001,710	$2,490,464	$17,685,652	$4,003,660	$2,002,365
Cost of sales	(3,625,667)	(837,418)	(7,834,668)	(1,655,756)	(1,025,778)
Gross profit	3,376,043	1,653,046	9,850,984	2,347,904	976,587
Operating expenses	(11,453,687)	(8,317,483)	(25,541,522)	(7,741,517)	(5,644,136)
Loss before income taxes	(8,077,644)	(6,664,437)	(15,690,538)	(5,393,613)	(4,667,549)
Deferred income tax recovery	24,339	(9,993)	96,956	96,479	-
Net loss	(8,053,305)	(6,674,430)	(15,593,582)	(5,297,134)	(4,667,549)
Net loss per share (basic and diluted)	$(0.12)	$(0.13)	$(0.23)	$(0.10)	$(0.11)

	As at	As at	As at
	December 31, 2020	December 31, 2019	May 31, 2019
Financial Position
Working Capital	$13,575,077	$3,333,527	$(10,033)
Total Assets	29,075,893	8,636,863	7,847,463
Non-current liabilities	877,978	96,956	193,435

Reconciliation of Non-IFRS measures

	Three months ended December 31,	Four months ended (a) December 31,	Twelve months ended December 31,	Seven months ended December 31,
	2020	2019	2020	2019
Opening Backlog	$1,435,140	$-	$-	$-
Total Bookings	2,454,158	46,800	5,228,395	52,471
Total Revenue	(2,413,683)	(46,800)	(3,752,781)	(52,471)
Closing Backlog	1,475, 615	-	1,475, 615	-

(a) due to change in year-end

Total Bookings for the three and twelve months ended December 31, 2020 was $2,454,158 and $5,228,395 an increase of $2,407,358 and $5,175,924 or 5,144% and 9,864% compared to the four and seven months in 2019. Bookings have increased in the period due to contracts secured with new customers and an expansion of virtual offerings with augmented reality after the acquisition of Jolokia.

Total Backlog as at December 31, 2020 was $1,475,615 an increase from $nil in the prior period. This increase is due to the company undertaking contracts that created a timing difference between closing the deal when it is recognized as a booking and when it is recognized as revenue per IFRS.

Revenue

	Three months ended December 31, 2020	Four months ended (a) December 31, 2019	Year ended December 31, 2020	7 months ended December 31, 2019
Product sales	$4,588,028	$2,443,664	$13,932,871	$3,951,189
Technology services	$2,226,488	$46,800	3,417,501	52,471
Renewable software licenses	$187,195	$-	335,280	-
	$7,001,710	$2,490,464	$17,685,652	$4,003,660

Management’s Discussion and Analysis

Revenue for the three and twelve months ended December 31, 2020 was $7,001,710 and $17,785,652 an increase of $4,511,246 and $13,681,992 or 181% and 342% compared to the four and seven months ended in 2019. This increase was due to increase product sales, monetization of in technology services and renewable software licenses.

Product sales

Product sales for the three and twelve months ended December 31, 2020 was $4,588,028 and $13,932,781 an increase of $2,144,364 and $9,981,682 or 88% and 253% compared to the four and seven months ended in 2019. Product sales includes revenue generated through sales from the retail store, websites, and external sales channels. Website sales include sales from the following internally owned websites: infinitepetlife.com, vacuumcleanermarket.com, and trulyfesupplements.com. Product sales for the period have increased due to expanded offerings, adding additional sales channels and marketplaces, and increased capacity to facilitate the fulfillment of the sales. From a seasonality perspective, the three months ended December 31, 2020 coincides with the holiday shopping season which adds a boost to our retail product sales during this period. Strategically as these three months are a more competitive time of the year, selling prices of our products are discounted to attract new customers with the goal of retaining loyalty for the coming year. Lastly, for the fiscal year, the COVID-19 pandemic shut down brick and mortar retail stores increasing the acceptance and demand for eCommerce sales.

Technology services

Technology services for the three and twelve months ended December 31, 2020 was $2,226,488 and $3,417,501 an increase of $2,179,688 and $3,365,030 or 4,657% and 6,413% compared to the four and seven months ended in 2019. Technology services represents contracts for virtual events, higher education, learning and other services for the portion of the services completed to date. Technology services have increased in the period due to contracts secured with new customers and an expansion of virtual offerings with augmented reality after the acquisition of Jolokia. Additionally, for the fiscal year, the COVID-19 pandemic increased demand for our virtual event services with physical venues in lockdown.

Renewable software licenses

Renewable software licenses for the three and twelve months ended December 31, 2020 was $187,915 and $335,280 an increase of $187,195 and $335,280. These licenses are sold alongside our technology services as noted above. The increase in licenses is a result of software licenses being a new revenue service in the current period and after the acquisition of Jolokia as well as the factors noted above for Technology Services.

Cost of Sales

	Three months ended December 31, 2020	Four months ended (a) December 31, 2019	Year ended December 31, 2020	7 months ended December 31, 2019
Cost of sales	$3,625,667	$837,418	$7,834,668	$1,655,756
Gross Profit	$3,376,043	$1,653,046	9,850,984	2,347,904
Gross Profit Percentages	48%	66%	56%	59%

(a) due to change in year-end

Cost of sales for the three and twelve months ended December 31, 2020 was $3,625,665 and $7,834,666 an increase of was $2,788,249 and $6,178,912 or 333% and 373% compared to the four and seven months ended in 2019. Cost of sales increased due to the increase in product sales related to eCommerce sales and wages for virtual events for the new contracts acquired after the acquisition of Jolokia.

Gross profit for the three and twelve months ended December 31, 2020 was $3,376,043 and $9,850,984 an increase of $1,722,997 and $7,503,080 or 104% and 320% compared to the four and seven months ended in 2019. As a percentage Gross Profit for the three and twelve months ended December 31, 2020 was 48% and 66%. The margin decreased in the three months ended December 31, 2020 compared to a similar period in the last year due to a strategy of attracting customers to our ecommerce platforms with lower margin products during a competitive period. The margin also has salaries, wages and benefits included related to technology services that were new in 2020. The overall margin year over year is within the expected range.

Management’s Discussion and Analysis

The changes in expense accounts were primarily due to a combination of the following:

Sales and Marketing Expenses

	Three months ended	Four months ended (a)	Year ended	7 months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Sales and Marketing	$2,904,302	$2,280,152	$9,609,441	2,608,329
As a percentage of revenue	41%	92%	54%	65%

(a) due to change in year-end

Sales and Marketing increased by $624,150 and $7,001,112 or 27% and 268% for the four and seven months ended in 2019. The increase is due to additional spending in advertising. personnel and related costs including salaries and benefits, and investor relations.

General and Administrative Expenses

	Three months ended	Four months ended (a)	Year ended	7 months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
General and administrative	$2,234,597	$158,173	$5,840,760	$1,550,418
As a percentage of revenue	32%	6%	33%	39%

(a) due to change in year-end

General and Administrative expenses increased by $2,076,424 and $4,290,342 or 1313% and 277% for the four and seven months ended in 2019. The increase is due to additional spending in personnel and related costs including salaries and benefits, acquisition costs, legal, accounting, professional fees, compliance, recruitment charges, shipping and warehouse costs, administrative functions of the business including finance, human resources, operations, management, and internal information system support.

Research and Development Expenses

	Three months ended	Four months ended (a)	Year ended	7 months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Research and Development	$270,483	$721,451	$3,591,653	$721,451
As a percentage of revenue	4%	29%	20%	18%

(a) due to change in year-end

Research and Development expenses decreased by $450,968 or 63% for the four months and increased by $2,870,202 or 398% for the seven months ended in 2019. The decrease quarter-over-quarter can be attributed to allocating our resources more towards sales from research and development as our product matured. The increase year-over-year is due to additional spending in personnel and related costs including salaries and benefits for the teams responsible for the ongoing research, development and product management of our technology solutions as well as platform and maintenance costs.

For the three and twelve months ended December 31, 2020, the Company had a Net loss of $8,053,305 or $0.12 and $15,593,582 or $0.23, an increase of $1,378,875 or $0.01 per share and $10,296,448 or $0.13 per share compared to the four and seven months in 2019. This increase reflects the increase in operating expenses as noted above as investments in our business to support our expansion and growth strategy.

Management’s Discussion and Analysis

Working capital as at December 31, 2020 was $13,575,077, an increase of $10,241,550 or 307% compared to December 31, 2019. The increase in Working Capital was due to the revenue growth, the short form prospectus, the private placement, warrant exercises, stock option exercise and acquisition of Jolokia, Next Level Ninjas, and Map Dynamics.

Key Balance Sheet Items

	December 31, 2020	December 31, 2019
Total Assets	$29,075,893	$8,636,863
Total Liabilities	6,656,958	1,570,658

Total Assets as at December 31, 2020 were $29,075,893, an increase of $20,439,030 or 237% compared to December 31, 2019. A majority of the increase is due to the increase in cash from the short form prospectus, private placement and conversion of warrants and options. The acquisitions of Jolokia, Next Level Ninjas, Map Dynamics, and Air Show also increased intangible assets and goodwill, equipment, and revaluation of intangible assets. Other increases in assets are attributable to increases in inventory to facilitate sales as well as, the addition of a right to use asset on the balance sheet for a warehouse lease agreement reported for accounting purposes.

Total Non-current liabilities as at December 31, 2020 were $877,978, an increase of 806% compared to December 31, 2019. The change relates to the inclusion of the future payments for the new long-term lease agreement for the warehouse noted in the above paragraph.

Receivables

	December 31, 2020	December 31, 2019
Trade receivables	$1,184,681	$319,972
GST receivable	127,867	83,679
	$1,312,548	$403,651

Total trade receivables as at December 31, 2020 were $1,312,548, an increase of $908,897 compared to December 31, 2019 due to an increase in revenue. The balance at any point in time is impacted by the point in time where contracts with customers are secured and the timing of the payment cycle with external sales channels.

Contract Assets

	December 31, 2020	December 31, 2019
Contract Assets	$244,478	$-

Contract Assets as at December 31, 2020 was $244,478, compared to a $nil balance in 2019. This increase is a result of revenue generated from contracts after the acquisition of Jolokia, where revenue is recognized as a percentage of work completed under IFRS 15.

Right of use assets & Lease obligations

	December 31, 2020	December 31, 2019
Right of use assets	$1,034,724	$-

Lease obligations:
Current	150,662	-
Non-Current	877,978	-
	$1,028,640	$-

Management’s Discussion and Analysis

The right-of-use assets and lease obligations relate to our leases for warehouse and office space. Right-of-use assets as at December 31, 2020 were $1,034,724. Lease obligations as at December 31, 2020 were $1,028,640. This increase is due to a new lease signed in California.

Deferred Revenue

	December 31, 2020	December 31, 2019
Deferred Revenue	$383,022	$-

Total deferred revenue at December 31, 2020 were $383,022 compared to a $nil balance in 2019. This increase is a result of contracts obtained after the acquisition of Jolokia, where revenue is recognized as a percentage of work completed under IFRS 15. We generally bill a portion of the contract value upfront, resulting in amounts billed as deferred revenue which are subsequently drawn down to revenue as the work is completed.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages its capital structure based on the funds available to it in order to support the continuation of and expansion of its operations and to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk. The company defines capital to include share capital, warrants and stock option component of its shareholders’ equity. The primary cash flows have been through financing activities.

During the twelve months ended December 31, 2020 the Company had net cash increase of $7,835,608 compared to $2,607,239 for the seven months ended December 31, 2019. Net cash from financing was $23,650,812 compared to $5,854,538 for the seven months ended December 31, 2019. During the twelve months ended December 31, 2020, the Company received net proceeds of $12,124,296 from the short form prospectus, $8,592,534 from the exercise of warrants and stock options and net proceeds of $3,009,048 from a private placement.

On December 31, 2020, we had cash of $10,684,952, digital assets of $2,546,035, inventory of $3,211,675, prepaid expenses, consisting primarily of prepaid inventory of $1,088,887 and a positive working capital of $13,575,077. We anticipate further sales of our product offerings as we continue to grow. Our cash and inventory position are healthy and allows for us to continue to deliver on our strategy and growth. We anticipate the additional revenue and our acquisitions will generate cash flow to reduce the amount of working capital required to sustain operations. We also have more than 3.34 million warrants outstanding as at December 31, 2020 with a weighted average exercise price of $3.23 and a shareholder base that that continues to support our company. Depending on how much cash is generated, how aggressively we pursue further acquisitions, and increasing our sales and marketing efforts the company may have to raise additional working capital to maintain operations for the next twelve months.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had 81,047,809 common shares issued and outstanding. The Company also has 5,740,000 share purchase options outstanding at exercise prices ranging from $0.25 to $8.35 per option and expiry dates ranging from September 28, 2021 to February 3, 2024.

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected unaudited quarterly results for the eight most recent completed quarters:

	2020	2020	2020	2020	2019	2019	2019	2019
Quarter Ended	December 31	September 30	June 30	March 31	Dec. 31(a)	Aug. 31	May 31	Feb. 28
Revenue	$7,001,710	$4,662,928	$3,529,029	$2,491,985	$2,490,464	$1,513,196	$1,405,503	$531,185
Net loss	8,053,305	4,200,008	2,000,972	1,363,436	3,977,907	1,319,227	2,025,416	1,328,326
Net Loss per share (basic and diluted)	$(0.12)	$(0.07)	$(0.04)	$(0.02)	$(0.08)	$(0.02)	$(0.04)	$(0.03)

(a)	Four month quarter

Our quarterly revenue have trended upwards over the past eight quarters, primarily due to increased product sales, new customers, and greater monetization of technology services and renewal licenses. The trend is showing that revenues are continuing to grow as we execute on our growth strategy and the greater acceptance of our technology. Although we have not experienced seasonality within the business, there is a trend that shows the Company seems to have larger revenue growth in the latter part of the calendar. The net loss and net loss per share also tend to be greater in the latter half of the year as the company ramps up expenses to continue to deliver on their continued growth strategy.

The data further outlines the journey of an early-stage company. Early on we invested heavily into research and development to get our product to market. As we found our product/market fit, we have increased our efforts in sales and marketing and also our investment into general and administrative to support our growth.

The Company completed acquisitions between January and April 2019. These acquisitions created an increase in revenue and associated Net loss. As the business operationalized and executed on the acquisition strategy and technology the revenues increased significantly with growth of 1,131% for February 28, 2019 and 165% for May 31, 2019 quarter over quarter. During the quarter ended December 31, 2019 the net loss was increased by a one-off impairment loss of $2,207,750 related to licenses that were no longer cash generating. This impairment of the licenses increased our Net loss per share to $0.08 from our $0.02 to $0.04 per share range. For the period March 31, 2020 revenue was flat on a quarter over quarter perspective when compared to December 31, 2020. Net loss for March 31, 2020 was $0.02. It should further be noted that comparing March 31, 2020 to December 31, 2019 is not particularly comparable due to the change in year-end resulting in a four month quarter for the period ending December 31, 2019. For the June 30, 2020 period we grew our revenues by 42% from the prior quarter while our net loss per share increased from $0.02 to $0.04. For the period September 30, 2020 the revenue grew by 32% from the prior quarter and Net Loss per share was $0.07 which is attributable to an increase in contracts with customers after integrating acquisitions from previous periods. We further grew this revenue by 52% for the period of December 31, 2020 from the prior quarter while our net loss per share was $0.12. The Company will continue to invest heavily to achieve its future revenue growth objectives.

Our offerings serve both business-to-consumer and business-to-business. We will put a stronger focus on business-to-business offerings to enterprise consumers and developing our channel sales program. Given the nature of large enterprise sales model, bookings will vary between periods depending upon timing of new customer wins. Overall operating costs have increased as the company continues to invest in sales and marketing, research and development, and general and administrative. The company continues to find ways to further optimize these costs while continuing the growth and expansion plans.

Management’s Discussion and Analysis

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of the date of this report.

RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions with related parties at arm’s length to align with market terms and conditions. The Company has entered, or proposes to enter, into employment agreements with related parties and related parties may also participate in the Company’s share-based compensation plans.

In December 2019, the executive management team consisting of the CEO, President and CFO entered into shares for services agreements that elect up to 100% of compensation in shares. The weighted average grant date fair value of the equity instruments granted during the year ended December 31, 2020 was $0.80. The arrangement dictates that the instruments are vested as services are delivered by the consultants. See Note 13 to the consolidated financial statements for information. For the year ended December 31, 2020 there were share-based payments of

$893,789 and renumeration for services of $433,958.

On May 5, 2020, the Company extinguished the convertible debenture issued on July 19, 2019 by converting the remaining principal balance of $739,125 and accrued interest of $2,741 into 1,236,444 commons shares. The extinguishment was subject to a 15% cash prepayment penalty of $110,869. Of this extinguishment, the CEO Evan Gappelberg who is a related party was issued 1,167,852 commons shares for a total of $700,711 of principal and interest and a pre-penalty fee of $73,913. See Note 12 and Note 14 to the consolidated financial statements for information.

USE OF PROCEEDS FROM FINANCING

April 2021 Financing

On April 8, 2021, the Company completed a marketed short form prospectus offering of 2,801,500 units of the Company at a price of $5.00 per unit and 100,000 warrants at a price of $0.5429 per warrant for gross proceeds of $14,061,790 ($12,844,837 net of share issuance costs). Each unit sold pursuant to the April 2021 offering consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $8.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure(1)	Actual Spent	Remaining	Total	Variance(1)
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,847,000	nil	$5,847,000	$5,847,000	nil
Research and development,
Salaries, Consulting Fees, Commissions and Benefits	$3,109,000	nil	$3,109,000	$3,109,000	nil
Working Capital and general corporate	$3,180,500	nil	$3,888,837	$3,888,837	See note 1

Note:

(1)	This prior disclosure was based on the Company receiving net proceeds of $12,136,500. On April 8, 2021, the Company completed the marketed short form prospectus offering as described above and received net proceeds of $12,844,837. The Company is still on course to utilize the proceeds described above in the intended time frame as 12 months have not elapsed since the closing date of the aforementioned prospectus offering.

Management’s Discussion and Analysis

August 2020 Financing

On August 20, 2020, the Company completed a marketed short form prospectus offering of 2,035,000 units of the Company at a price of $6.50 per unit for gross proceeds of $13,227,500. Each unit sold pursuant to the August 2020 Offering consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $8.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: sales and marketing expenses, research and development, working capital, potential strategic acquisitions and general corporate purposes.

Description	Prior Disclosure(2)	Actual Spent	Remaining	Total	Variance(2)
Sales and marketing expenses
Salaries, Consulting Fees, Commissions and Benefits	$5,704,785	$1,941,000	$3,763,785	$5,704,785	See note 2
Equipment, Tools and Software	$1,253,350	$427,000	$826,350	$1,253,350	See note 2
Research and development,
Salaries, Consulting Fees, Commissions and Benefits	$4,302,000	$1,464,000	$2,838,000	$4,302,000	See note 2
Equipment, Tools and Software	$49,992	$17,000	$32,992	$49,992	See note 2

Note:

(2)	This prior disclosure was based on the Company receiving net proceeds of $13,950,000. On August 20, 2020, the Company completed the marketed short form prospectus offering as described above and received net proceeds of $12,129,465. The Company is still on course to utilize the proceeds described above in the intended time frame as 12 months have not elapsed since the closing date of the aforementioned prospectus offering.

June 2020 Financing

On June 17, 2020, the Company completed a private placement of 1,528,036 units of the Company at a price of $2.10 per unit for gross proceeds of $3,208,875. Each unit consisted of one Common Share and one-half of one transferrable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $3.00 per share for a period of two years, subject to accelerated expiry provisions. The Company previously disclosed that the use of proceeds includes: growing sales and engineering teams, pursuing strategic M&A opportunities, and for general working capital purposes.

Description	Prior Disclosure	Actual Spent	Remaining	Total	Variance
Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	$3,027,366	nil	nil	nil

Management’s Discussion and Analysis

November 2019 Financing

On November 22, 2019, the Company completed a private placement of 4,000,000 units at a price of $0.75 per unit for gross proceeds of $3,000,000. Each unit consisted of one Common Share and one transferable share purchase warrant of the Company. Each warrant is exercisable into one additional Common Share at a price of $0.93 per share for a period of two years, subject to accelerated expiry provisions. The Company disclosed that the use of proceeds will be used for increasing the sales team, pursuing M&A opportunities, and general working capital purposes.

Description	Prior Disclosure	Actual Spent		Remaining	Total	Variance
Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	Increasing the sales team, pursuing M&A opportunities, and general working capital purposes	$2,861,260	(1)	nil	nil	nil

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

See our annual consolidated financial statements for the year ended December 31, 2020 and the related notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

We recognize financial assets and liabilities when we become party to the contractual provisions of the instrument. On initial recognition, financial assets and liabilities are measured at fair value plus transaction costs directly attributable to the financial assets and liabilities, except for financial assets or liabilities at fair value through profit and loss, whereby the transactions costs are expensed as incurred. The carrying amounts of our financial instruments approximate fair market value due to the short-term maturity of these instruments. The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financing. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at December 31, 2020, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $56,181.

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes on its convertible notes as these bear interest at a fixed rate of 9%. As such, fluctuations in the market interest rates during the year ended December 31, 2020 and the seven months ended December 31, 2019, had no significant impact on the Company’s financing expense.

Management’s Discussion and Analysis

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at December 31, 2020, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.